UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2026

(Commission File No. 001-13522)

CHINA YUCHAI INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

EXPLANATORY NOTE

Guangxi Yuchai Marine and Genset Power Co., Ltd. (“MGP”), an indirect subsidiary of China Yuchai International Limited (the “Company”), previously filed an application on January 27, 2026, with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKEX”) in connection with a proposed listing (the “Potential Listing”) of MGP’s shares on the Main Board of the Hong Kong Stock Exchange. Following the lapse of its listing application upon expiry of the six-month period prescribed under the HKEX Listing Rules, MGP has submitted a renewal application (the “Renewal Application”) with the HKEX as a continuation of its original application in connection with the Potential Listing. The Renewal Application is subject to review and approval by the HKEX and other relevant regulatory authorities and market conditions. There is no assurance as to whether or when the Potential Listing will take place. This Current Report on Form 6-K (this “report”) is not an offer to sell nor a solicitation of an offer to buy any securities.

This report incorporates by reference the following from the Renewal Application:

•
the audited consolidated financial statements of MGP as of and for the year ended December 31, 2025 and for the six months ended June 30, 2026 and the accompanying notes thereto included in Appendix I;
•
the information under the subheading “Risks Relating to Our Business and Industry” in the section headed “Risk Factors”; and
•
the information in the sections headed “Forward-Looking Statements”, “Industry Overview”, “Business”, “Relationship with our Controlling Shareholders”, “Share Capital” and “Financial Information”.

The Renewal Application is available at: http://www.hkexnews.hk/. Other than as set forth herein, the Company is not incorporating by reference any other information in the Renewal Application or any information in the Renewal Application related to an offering of securities by MGP or the Potential Listing, and such information included in the Renewal Application (including in the sections of the Renewal Application incorporated by reference herein) does not form part of this report.

The information incorporated by reference in this report should be read in conjunction with the Company’s most recent annual report on Form 20-F and other documents filed with or furnished to the SEC.

MGP’s consolidated financial information incorporated by reference in this report includes audited consolidated financial statements as of and for the year ended December 31, 2025, and for the six months ended June 30, 2026. MGP’s consolidated financial information incorporated by reference herein should not be relied upon for any purpose. The Company has published its unaudited consolidated financial results for the six months ended June 30, 2026, on August 7, 2026.

Forward-looking statements incorporated by reference into this report involve risks and uncertainties, including statements based on MGP’s current expectations, assumptions, estimates and projections about it, its industry and the regulatory environment in which it operates. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MGP’s mission, goals and strategies; MGP’s future business development, financial condition and results of operations; MGP’s expectations regarding demand for and market acceptance of its products and services; competition; government policies and regulations; general economic and business conditions in China and globally; the outcome of any legal or administrative proceedings; regulatory review and approvals in connection with the Potential Listing; market conditions; and assumptions underlying or related to any of the foregoing. Forward-looking statements relate only to events or information as of the date or dates on which the statements are made. Neither the Company nor MGP undertakes any obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Yuchai International Limited
(Registrant)

By:	/s/ Weng Ming Hoh
Name:	Weng Ming Hoh
Title:	President and Director

Date: August 31, 2026